--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              SUNRISE MEDICAL INC.
                           (Name of Subject Company)
                            ------------------------

                             V.S.M. INVESTORS, LLC
                             V.S.M. HOLDINGS, INC.
                            V.S.M. ACQUISITION CORP.
                     (Names of Filing Persons ("Offerors"))
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  867910-10-1

                     (CUSIP Number of Class of Securities)

                              JAMES L. ELROD, JR.
                             V.S.M. INVESTORS, LLC
                          245 PARK AVENUE, 41ST FLOOR
                               NEW YORK, NY 10167
                                 (212) 351-1600
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:

                               Peter Gordon, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                         New York, New York 10017-3954
                                 (212) 455-2000
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
                   $239,263,088                                          $47,853

*        Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $10.00 cash per
         share and all shares of Common Stock outstanding or
         represented by stock options and equity-related units
         (excluding certain options and units that will not become
         vested and exercisable prior to the consummation of this
         transaction and after taking into account applicable
         exercise prices), as of October 27, 2000.
[  ]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the
         offsetting fee was previously paid. Identify the previous
         filing by registration statement number, or the Form or
         Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No:
         Filing Party:
         Date Filed:
[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender
         offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[  ]     issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by V.S.M. Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of V.S.M. Holdings, Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Sunrise Medical Inc. (the "Company"), a Delaware corporation, including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $10.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (c)(3) None of the natural persons listed on Schedule III of the Offer to Purchase was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

    (c)(4) None of the natural persons listed on Schedule III of the Offer to Purchase was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 10. FINANCIAL STATEMENTS.

    (a) Financial information. Not applicable.

    (b) Pro forma information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.                                                    DESCRIPTION
-----------                                                    -----------
Exhibit (a)(1)(i)....................  Offer to Purchase dated October 30, 2000.*

Exhibit (a)(1)(ii)...................  Letter of Transmittal.*

Exhibit (a)(1)(iii)..................  Notice of Guaranteed Delivery.*

Exhibit (a)(1)(iv)...................  Guidelines for Certification of Taxpayer Identification
                                       Number on Substitute Form W-9.*

Exhibit (a)(1)(v)....................  Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(1)(vi)...................  Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

Exhibit (a)(1)(vii)..................  Summary newspaper advertisement, dated October 30, 2000, published in The Wall Street Journal.

Exhibit (a)(1)(viii).................  Letter, dated October 30, 2000, to Participants and
                                       Beneficiaries in The Sunrise Medical Inc. Profit
                                       Sharing/Savings Plan.

Exhibit (a)(5)(i)....................  Joint Press Release dated October 17, 2000, announcing the tender offer. (This Press Release was filed under cover of
                                       Schedule TO with the Securities and Exchange Commission on
                                       October 17, 2000 and is incorporated herein by reference.)

Exhibit (a)(5)(ii)...................  Complaint of Frank Rogers against Sunrise Medical Inc., et.
                                       al. filed in the Superior Court of the State of California,
                                       County of San Diego, on October 17, 2000.

Exhibit (a)(5)(iii)..................  Complaint of Jerry Krim against Sunrise Medical Inc., et.
                                       al. filed in the Court of Chancery of the State of Delaware on October 18, 2000.

Exhibit (a)(5)(iv)...................  Complaint of Harbor Finance Partners against Sunrise Medical
                                       Inc., et. al. filed in the Court of Chancery of the State of
                                       Delaware on October 20, 2000.

Exhibit (b)(i).......................  Commitment Letter, dated October 16, 2000, to V.S.M.
                                       Acquisition Corp. from Bankers Trust Company re: Acquisition
                                       Financing.

Exhibit (b)(ii)......................  Commitment Letter, dated October 16, 2000, to V.S.M.
                                       Acquisition Corp. from Bankers Trust Company re:
                                       Subordinated Debt Financing.

Exhibit (c)(i).......................  Opinion of Batchelder & Partners, Inc. dated October 16,
                                       2000 (included as Annex B to the Offer to Purchase).*

Exhibit (c)(ii)......................  Opinion of Deutsche Bank Securities Inc. dated October 16,
                                       2000 (included as Annex A to the Offer to Purchase).*

Exhibit (c)(iii).....................  Presentation to the Company's Board of Directors by
                                       Batchelder & Partners, Inc. dated October 16, 2000.

Exhibit (c)(iv)......................  Presentation to the Company's Board of Directors by Deutsche
                                       Bank Securities Inc. dated October 16, 2000.

EXHIBIT NO.                                                    DESCRIPTION
-----------                                                    -----------
Exhibit (d)(i).......................  Agreement and Plan of Merger, dated as of October 16, 2000, by and among Sunrise Medical Inc., V.S.M. Acquisition Corp.,
                                       V.S.M. Holdings, Inc., and V.S.M. Investors LLC (included as
                                       Schedule V to the Offer to Purchase).*

Exhibit (d)(ii)......................  Confidentiality/Standstill Agreement dated May 4, 2000, among the Company, Park Avenue Equity Partners, L.P. and
                                       Vestar Capital Partners IV, L.P.

Exhibit (d)(iii).....................  Form of Letter Agreement, dated October 14, 2000, between
                                       V.S.M. Investors, LLC and each of Ben Anderson-Ray, Geoffrey
                                       Cooper, Jim Fetter, Michael N. Hammes, Raymond Huggenberger,
                                       Steven Jaye, Robert J. Logemann, John Radak, Peter Riley,
                                       Sam Sinasohn and Carey Winkel, respectively, and the forms of Equity Term Sheet, Employment Agreements, Management Unit
                                       Subscription Agreement, Securityholders Agreement and
                                       Management Agreement attached as exhibits thereto.

Exhibit (d)(iv)......................  Equity Commitment Letter, dated October 16, 2000, from
                                       Vestar Capital Partners IV, L.P. to V.S.M. Acquisition Corp.

Exhibit (f)..........................  Statement of Delaware appraisal rights and procedures
                                       (included as Schedule IV to the Offer to Purchase).*

Exhibit (g)..........................  None.

Exhibit (h)..........................  None.

------------------------

*   Included in mailing to stockholders.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3. (ITEM NUMBERS BELOW REFER TO SUCH ITEMS AS CONTAINED IN SCHEDULE 13E-3.)

    ITEM 2.  Subject Company Information, PARAPARA(d)-(f):

    (d) Since January 1, 1998, Sunrise Medical Inc. has not paid dividends to any holders of its Common Stock. The Company's existing credit facility with Bankers Trust Company, an affiliate of Deutsche Banc Alex. Brown, and the other lenders parties thereto limits cash dividends in any 12-month period to 10% of stockholders' equity and 50% of consolidated net income, and requires that after any such payment the Company be in compliance with a minimum debt-to-cash flow ratio.

    (e)      Not applicable.

    (f)      There have been no purchases of securities of Sunrise
             Medical Inc. by Purchaser, Holdings or Parent during the past two years.

    ITEM 4.  Terms of the Transaction, PARAPARA(c)-(f):

    (c)      The information set forth in the "INTRODUCTION", "SPECIAL
             FACTORS--Purpose and Structure of the Transactions", "SPECIAL FACTORS--Future Plans in Addition to the Merger",
             "SPECIAL FACTORS--Interests of Certain Persons in the
             Transactions", "SPECIAL FACTORS--The Merger Agreement" and
             "THE TENDER OFFER" of the Offer to Purchase is incorporated herein by reference.

    (d)      The information set forth in the "INTRODUCTION", "SPECIAL
             FACTORS--Appraisal Rights" and "SCHEDULE IV" of the Offer to
             Purchase is incorporated herein by reference.

    (e) No provision has been made by Purchaser, Holdings or Parent to grant unaffiliated shareholders access to corporate files of Purchaser, Holdings or Parent or to obtain counsel or appraisal services at the expense of Purchaser, Holdings or Parent.

    ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements,
      PARAPARA(c) and (e):

    (c)      The information set forth in the "SPECIAL
             FACTORS--Background of the Transactions" of the Offer to Purchase is incorporated herein by reference.

    (e)      The information set forth in the "INTRODUCTION", "SPECIAL
             FACTORS--Interests of Certain Persons in the Transactions",
             "SPECIAL FACTORS--Financing the Transaction", "SPECIAL
             FACTORS--The Merger Agreement" and "THE TENDER OFFER" of the
             Offer to Purchase is incorporated herein by reference.

    ITEM 6.  Purposes of the Transaction and Plans or Proposals,
      PARAPARA(b) and (c)(8):

    (b)      The information set forth in "INTRODUCTION", "SUMMARY TERM
             SHEET", "SPECIAL FACTORS--Purpose and Structure of the
             Transactions", "SPECIAL FACTORS--Certain Effects of the
             Transaction" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (c)(8)   The information set forth in "INTRODUCTION", "SUMMARY TERM
             SHEET", "SPECIAL FACTORS--Purpose and Structure of the
             Transactions", "SPECIAL FACTORS--Certain Effects of the
             Transaction" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    ITEM 7.  Purposes, Alternatives, Reasons and Effects:

    (a)      The information set forth in the "INTRODUCTION," "SUMMARY
             TERM SHEET," "SPECIAL FACTORS--Background of the
             Transactions", "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL FAC-
             TORS--Opinions of the Special Committee's Financial
             Advisors", "SPECIAL FACTORS--Purpose and Structure of the
             Transactions" and "SPECIAL FACTORS--Future Plans in Addition to the Merger" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (b)-(d)  The information set forth in the "INTRODUCTION," "SUMMARY
             TERM SHEET," "SPECIAL FACTORS--Background of the
             Transactions", "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL FAC-
             TORS--Opinions of the Special Committee's Financial
             Advisors", "SPECIAL FACTORS--Purpose and Structure of the
             Transactions", "SPECIAL FACTORS--Certain Effects of the
             Transactions", "SPECIAL FACTORS--Future Plans in Addition to the Merger", "SPECIAL FACTORS--The Merger Agreement",
             "SPECIAL FACTORS--Certain Federal Income Tax Consequences" and "SPECIAL FACTORS--Effect of the Offer on the Markets for the Shares; Stock Exchange Listing; Exchange Act Registra-tion" of the Offer to Purchase is incorporated herein by reference.

    ITEM 8:  Fairness of the Transaction:

    (a)-(f)  The information set forth in the "INTRODUCTION," "SUMMARY
             TERM SHEET," "SPECIAL FACTORS--Background of the
             Transactions", "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL FAC-
             TORS--Opinions of the Special Committee's Financial
             Advisors", "SPECIAL FACTORS--Purpose and Structure of the
             Transactions", and "SPECIAL FACTORS--Future Plans in
             Addition to the Merger" of the Offer to Purchase is incorporated herein by reference.

    ITEM 9:  Reports, Opinions, Appraisals and Negotiations:

    (a)-(c)  The information set forth in the "INTRODUCTION," "SPECIAL
             FACTORS--Background of the Transactions", "SPECIAL
             FACTORS--Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL FACTORS--Opinions of the Special Committee's Financial Advisors", "SPECIAL
             FACTORS--Purpose and Structure of the Transactions" of the Offer to Purchase and in Exhibits (c)(1), (2), (3) and
             (4) of this Schedule TO is incorporated herein by reference.
             The reports, opinions or appraisals mentioned in the foregoing information incorporated by reference hereto are available for inspection and copying during normal business hours at Sunrise Medical Inc., 2382 Faraday Avenue, Suite
             200, Carlsbad, California 92008. The telephone number of the
             Company at such offices is (760) 930-1500. A copy of any such material will also be transmitted by the Company to any interested holder of shares of Company Common Stock (or his representative designated in writing), upon written request and at the expense of such stockholder.

    ITEM 10.  Source and Amounts of Funds or Other Consideration,
      PARA(c):

    (c) The information set forth in "SPECIAL FACTORS--Financing of the Transactions", "SPECIAL FACTORS--The Merger Agreement" and "THE TENDER OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

    ITEM 12.  The Solicitation of Recommendations, PARAPARA(d) and (e):

    (d)      The information set forth in "INTRODUCTION", "SUMMARY TERM
             SHEET", "SPECIAL FACTORS--Background of the Transactions",
             "SPECIAL FACTORS--Recommendation of the Board of Directors;
             Fairness of the Transactions", "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "SPECIAL
             FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (e)      The information set forth in "INTRODUCTION", "SUMMARY TERM
             SHEET", "SPECIAL FACTORS--Background of the Transactions",
             "SPECIAL FACTORS--Recommendation of the Board of Directors;
             Fairness of the Transactions", "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "SPECIAL
             FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    ITEM 14.  Persons/Assets, Retained, Employed, Compensated or Used,
      PARA(b):

    (b) No officer, class of employees or corporate assets of the Company will be utilized by Purchaser, Holdings or Parent in the Offer.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2000
                                                       V.S.M. INVESTORS, LLC

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                   Title: AUTHORIZED SIGNATORY

                                                       V.S.M. HOLDINGS, INC.

                                                       By:              /s/ JAMES L. ELROD
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

                                                       V.S.M. ACQUISITION CORP.

                                                       By:              /s/ JAMES L. ELROD
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

    After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

                                                                        /s/ MICHAEL HAMMES
                                                            -----------------------------------------
                                                                          Michael Hammes

                                                                       /s/ BEN ANDERSON-RAY
                                                            -----------------------------------------
                                                                         Ben Anderson-Ray

                                                                     /s/ RAYMOND HUGGENBERGER
                                                            -----------------------------------------
                                                                       Raymond Huggenburger

                                                                         /s/ STEVEN JAYE
                                                            -----------------------------------------
                                                                           Steven Jaye

                                                                          /s/ JOHN RADAK
                                                            -----------------------------------------
                                                                            John Radak

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
Exhibit (a)(1)(i)....................  Offer to Purchase dated October 30, 2000.*

Exhibit (a)(1)(ii)...................  Letter of Transmittal.*

Exhibit (a)(1)(iii)..................  Notice of Guaranteed Delivery.*

Exhibit (a)(1)(iv)...................  Guidelines for Certification of Taxpayer Identification
                                       Number on Substitute Form W-9.*

Exhibit (a)(1)(v)....................  Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(1)(vi)...................  Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

Exhibit (a)(1)(vii)..................  Summary newspaper advertisement, dated October 30, 2000, published in The Wall Street Journal.

Exhibit (a)(1)(viii).................  Letter, dated October 30, 2000, to Participants and
                                       Beneficiaries in The Sunrise Medical Inc. Profit
                                       Sharing/Savings Plan.

Exhibit (a)(5)(i)....................  Joint Press Release dated October 17, 2000, announcing the tender offer. (This Press Release was filed under cover of
                                       Schedule TO with the Securities and Exchange Commission on
                                       October 17, 2000 and is incorporated herein by reference.)

Exhibit (a)(5)(ii)...................  Complaint of Frank Rogers against Sunrise Medical Inc., et.
                                       al. filed in the Superior Court of the State of California,
                                       County of San Diego, on October 17, 2000.

Exhibit (a)(5)(iii)..................  Complaint of Jerry Krim against Sunrise Medical Inc., et.
                                       al. filed in the Court of Chancery of the State of Delaware on October 18, 2000.

Exhibit (a)(5)(iv)...................  Complaint of Harbor Finance Partners against Sunrise Medical
                                       Inc., et. al. filed in the Court of Chancery of the State of
                                       Delaware on October 20, 2000.

Exhibit (b)(i).......................  Commitment Letter, dated October 16, 2000, to V.S.M.
                                       Acquisition Corp. from Bankers Trust Company re: Acquisition
                                       Financing.

Exhibit (b)(ii)......................  Commitment Letter, dated October 16, 2000, to V.S.M.
                                       Acquisition Corp. from Bankers Trust Company re:
                                       Subordinated Debt Financing.

Exhibit (c)(i).......................  Opinion of Batchelder & Partners, Inc. dated October 16,
                                       2000 (included as Annex B to the Offer to Purchase).*

Exhibit (c)(ii)......................  Opinion of Deutsche Bank Securities Inc. dated October 16,
                                       2000 (included as Annex A to the Offer to Purchase).*

Exhibit (c)(iii).....................  Presentation to the Company's Board of Directors by
                                       Batchelder & Partners, Inc. dated October 16, 2000.

Exhibit (c)(iv)......................  Presentation to the Company's Board of Directors by Deutsche
                                       Bank Securities Inc. dated October 16, 2000.

EXHIBIT NO.
-----------
Exhibit (d)(i).......................  Agreement and Plan of Merger, dated as of October 16, 2000, by and among Sunrise Medical Inc., V.S.M. Acquisition Corp.,
                                       V.S.M. Holdings, Inc., and V.S.M. Investors LLC (included as
                                       Schedule V to the Offer to Purchase).*

Exhibit (d)(ii)......................  Confidentiality/Standstill Agreement dated May 4, 2000, among the Company, Park Avenue Equity Partners, L.P. and
                                       Vestar Capital Partners IV, L.P.

Exhibit (d)(iii).....................  Form of Letter Agreement, dated October 14, 2000, between
                                       V.S.M. Investors, LLC and each of Ben Anderson-Ray, Geoffrey
                                       Cooper, Jim Fetter, Michael N. Hammes, Raymond Huggenberger,
                                       Steven Jaye, Robert J. Logemann, John Radak, Peter Riley,
                                       Sam Sinasohn and Carey Winkel, respectively, and the forms of Equity Term Sheet, Employment Agreements, Management Unit
                                       Subscription Agreement, Securityholders Agreement and
                                       Management Agreement attached as exhibits thereto.

Exhibit (d)(iv)......................  Equity Commitment Letter, dated October 16, 2000, from
                                       Vestar Capital Partners IV, L.P. to V.S.M. Acquisition Corp.

Exhibit (f)..........................  Statement of Delaware appraisal rights and procedures
                                       (included as Schedule IV to the Offer to Purchase).*

Exhibit (g)..........................  None.

Exhibit (h)..........................  None.

------------------------

*   Included in mailing to stockholders.